

February 27, 2009

Mail Stop 7010

Via U.S. mail

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
          Registration Statement on Form S-1 Amendment No.1
          Filed on: February 12, 2009
          File No.: 333-156120

Dear Mr. Zhu:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. We welcome any questions you may have about our comments
or on any other aspect of our review. Feel free to call us at the telephone numbers listed
at the end of this letter.

General

1. As noted in your response to our prior comment three, please provide updated
    audited financial statements and related disclosures, including retro-actively
    restated historical earnings per share disclosures, as required by Item 8-08 of
    Regulation S-X.

2. We note your response to our prior comment four and appreciate the additional
    information you provided. In your updated financial statements, please explain
    how you determined the allocation between the convertible preferred stock and
    the warrants and explain if and how you considered this allocation in determining
    whether a beneficial conversion feature existed. Please also explain how the
    amount of any beneficial conversion feature was determined and accounted for.

3. We note your response to our prior comment six. Please revise your disclosures
    on page 35 to specify the date through which there were no disagreements (which

we assume was the date of your Form 8-K) as required Item 304(a)(1)(iv) of Regulation S-K and incorporate the letter from your former accountant as an exhibit as required by Item 601(b)(16) of Regulation S-K.

Outside Front Cover of Prospectus

4. We note your revised disclosure in response to comment 7 of our January 13, 2009 letter. Given that the selling shareholders would have to sell the shares at a fixed price until a public market for your shares is established, please revise your disclosure to remove the word "negotiated" from your disclosure here and elsewhere in the document where similar disclosure appears. Please be advised that after a public market is established, the selling shareholders may sell their shares at "privately negotiated prices".

Background, page 2

5. We note that as a result of the share exchange on October 31, 2008, Magnify Wealth acquired approximately 93.5% of your issued and outstanding common stock. We further note that Magnify Wealth owned 100% of the equity interests in Ally Profit due to the Share Transfer Agreement. Please clarify and explain the details of the transaction that resulted in Magnify Wealth owning 100% of Ally Profit and the two PRC operating entities. It appears to us that the Share Transfer Agreement may have resulted in a change of ownership of the two PRC operating entities from Mr. Zhu to Mr. Chu however; it is not clear to us if or how this acquisition was accounted for. It is also not clear if Mr. Zhu and Mr. Chu are related parties. Please provide us a more comprehensive explanation of the nature of and the reasons for the Share Transfer Agreement between Mr. Zhu and Mr. Chu, explain any accounting implications of this agreement, and identify any relationship between the parties. Also, please provide us a tabular presentation that identifies the ownership interests in each entity identified on page 2 and Magnify Wealth both before and after the Share Transfer Agreement and the Reorganization.

6. We note your response to our prior comment five. We note that under the Share Transfer Agreement with your CEO, Mr. Chu has granted Mr. Zhu the option to purchase all of the shares of Magnify Wealth if certain performance targets are met. Please disclose how you have or will account for this agreement and address the impact if the performance targets are met and not met. Also, please disclose how you have or will account for the Securities Escrow Agreement and address the impact if the performance targets are met and not met. Finally, please ensure that your disclosures related to the agreements associated with the private placement are appropriately updated and indicate the dates on which escrows have been or are expected to be released and/or the dates on which penalties have been or are would be required.

The Offering, page 4

7. We note your response to comment 15 of our January 13, 2009 letter. Please include in an appropriate section of the prospectus a summary of your response related to how the 975,000 shares of common stock were issued, including among other things:

    - whether the shares being offered by Messrs. Rapp, Chapman and Allen represent founders' stock;

    - how Messrs. Allen, Raskas, Appel and Hocker acquired the shares of common stock being registered, and to the extent that BCM Equity Partners II LLC, a party to the Original Shareholder Lock-Up Agreement, transferred these shares to them, describe the original transaction pursuant to which BCM Equity Partners acquired the shares and in what capacity; and

    - how the shares of common stock were originally issued to Penumbra Worldwide and Gerald Scott Klayman.

    To the extent that any of these shares of common stock were issued pursuant to an agreement, that agreement must be filed as an exhibit in accordance with Item 601(b)(4) of Regulation S-K. We note that the lock-up and registration rights agreements referenced in your response do not relate to the actual issuance of the shares.

Risk Factors, page 6

> PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

8. We note your response to comment 18 of our January 13, 2009 letter; however, you provide no legal basis for your assertion that your business is not subject to the "Chinese limitations on foreign investment and ownership". Please provide additional analysis to explain why there is uncertainty about the application of the M&A rule to the Exchange Agreement, and whether there is a risk that the PRC government could required you to unwind the share exchange, resulting in your loss of ownership of the operating companies. We may have additional comments following the review of your revised disclosure.

Use of Proceeds, page 18

9. We note your revised disclosure in response to our prior comment 19. Please further revise your disclosure to clarify that one of the conditions to the cashless

warrant exercise is that the registration statement covering the shares underlying the warrants is not declared effective, and not the shares themselves.

Selling Stockholders, page 19

10. We note your response to our prior comment 22. Please include footnote disclosure to the "Maximum Number of Shares to be Sold" column to incorporate part of your response related to what the numbers listed in this column represent.

MD&A – Results of Operations, page 28

11. Please revise your discussion of results of operations to quantify and discuss the reasons for changes in tons shipped, average selling price per ton shipped, and average cost per ton shipped during each period presented.

MD&A – Liquidity and Capital Resources, page 34

12. We note your revised liquidity disclosures. Please enhance these disclosures to discuss the financing that is available to you. We note that you intend to refinance your bank loans when they come due. Please address whether you expect to be able to easily refinance these loans, the terms you expect to get and if you are not able to refinance what impact that would have on your business.

13. Additionally, we note your disclosure that "neither our cash flows from operations nor our bank loans had been sufficient to keep pace with the growth of our business and provide sufficient working capital to meet increased new orders and purchase necessary new equipment to expand production." We also note your disclosure that "We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and proceeds from private placements. We believe that we can continue meeting our cash funding requirements for our business in this manner over the next twelve months." Please disclose and discuss the potential risks and uncertainties of your need to rely on proceeds from private placements.

14. We note your response to our prior comment twenty-eight. Please revise your disclosures to more specifically discuss your capital expansion plans. For example, please disclose the number of additional facilities you plan to operate, quantify the amount by which each facility is expected to expand your current capacity, and provide details of the specific steps necessary, and the expected timing of each step, to bring each facility into full production.

Business, page 37
Company Background, page 38

Agreements Related to the Private Placement, page 39

15. We note your revised disclosure in response to comment 13 of our January 13, 2009 letter. It appears that you did not fully address bullet points #1 and #3. Please revise your disclosure to inform the investors that the amount of distribution from the escrow account depends on what percentage of the 2008 or 2009 Performance Threshold gets achieved (for example, if less than 50% of the 2008 Performance Threshold is achieved, based on the formula set forth in the Securities Escrow Agreement, all of the escrow shares may be released).

Summary Compensation Table, page 53

16. Please revise your summary compensation table to include "total" compensation paid for 2008 in the final column of the table.

Certain Relationship and Related Transactions, and Director Independence page 57
Transactions with Promoters, page 58

17. We note your response to our prior comment 36 with respect to Penumbra Worldwide Ltd. and Gerry Klayman. To the extent that the transactions between the company, Penumbra and Mr. Klayman represent related party transactions in accordance with Item 404(a) of Regulation S-K, please make the appropriate disclosures under the subheading "Transactions with Related Persons".

Anti-Takeover Provisions, page 64

18. We note your statement that your charter does not contain provisions that could have an anti-takeover effect. However, your charter provides for blank check preferred stock that can be issued by the board with any terms the board designates. Please discuss the designation of preferred stock by the board with terms that could have an anti-takeover effect.

Part II

Exhibits, page II-2

Exhibit 5.1 –Opinion of Loeb & Loeb regarding legality of the securities

19. We note the revised legal opinion in response to our prior comment 46. Since you are registering 975,000 shares of common stock which are currently outstanding and held by the selling shareholders, please have counsel revise its opinion to

state that these shares <u>are</u> duly authorized, legally issued, fully paid, and non-assessable, without qualification as to sales contemplated by the registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
Mitchell S. Nussbaum, Esq.
Tahra T. Wright, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154